82-34648

SAM'S SEAFOOD

'From The Sea To The Table'

04035510

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

SUPPL

30 June 2004

Company Announcement Office
The Australian Stock Exchange Limited

SEC MAIL RECEIVED PROCESSING WASH. D.C.

ANNOUNCEMENT TO THE MARKET

COMPLETION OF PROPERTY TRANSACTION – SAM'S SEAFOOD HEAD OFFICE

The Directors of Sam's Seafood Holdings Limited ("the Company") are pleased to announce the successful completion by Sam's Seafood Properties Pty Ltd (a wholly owned subsidiary of the Company) of the sale and lease back of its head office premises located at 43 Holt Street, Eagle Farm, Queensland.

The recent purchase by Sydney-based industrial property management company, Rimcorp Property Limited was an essential component of the Company's ongoing asset management strategy designed at strengthening the Company's balance sheet and business ratios.

The transaction will contribute an estimated $1m profit before tax (EBIT), for the financial year ending 30 June 2004, thus releasing valuable working capital to support and sustain the Group's continuous diversified growth strategy.

The Board of Directors at Sam's Seafood remains satisfied with the interim results of this asset strategy and will continue to diligently review and assess the Group's existing and future property portfolio.

Any potential property venture opportunities identified by the Group will be rigorously evaluated both on their own merits and their ability to increase earnings while maximising shareholder returns.

Ken Situ
Company Secretary

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Sam's Seafood Holdings Limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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30/06/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 30/06/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited